Exhibit 3.1

STEADFAST INCOME REIT, INC.

AMENDMENT NO. 1

TO BYLAWS

1. The Bylaws (the “Bylaws”) of Steadfast Income REIT, Inc., a Maryland corporation, are hereby amended by adding a new Article XIV as follows:

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, or any successor provision thereof, (b) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (e) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court.

2. Except as set forth herein, the Bylaws shall remain in full force and effect.